
June 21, 2023

Steven Cooper
President and Chief Executive Officer
TrueBlue, Inc.
P.O. Box 2910
1015 A Street
Tacoma, WA 98402

> **Re: TrueBlue, Inc.**
> **Form 10-K for the Fiscal Year Ended December 25, 2022**
> **Filed February 15, 2023**
> **Form 8-K Filed April 24, 2023**
> **File No. 001-14543**

Dear Steven Cooper:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed April 24, 2023

Exhibit 99.3
Investor Roadshow Presentation, page 4

1. We note your presentation of the non-GAAP measures, average return on equity and return on equity, on pages 4 and 15 of this exhibit. Please revise your disclosure to also disclose the most directly comparable GAAP measure. Please refer to the guidance in Regulation G.

2. We note your disclosure of the non-GAAP measure, EBITDA margin, on page 5 of this exhibit. Please revise to also disclose the most directly comparable GAAP measure and provide a reconciliation of this non-GAAP measure to the most comparable GAAP measure. Refer to the guidance in Regulation G.

Steven Cooper
TrueBlue, Inc.
June 21, 2023
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at 202-551-3398 or Linda Cvrkel at 202-551-3813 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services